Exhibit 7

FOR IMMEDIATE RELEASE	CONTACT: WALTER KREIL Pharmaceutical Formulations, Inc. (732) 985-7100

PHARMACEUTICAL FORMULATIONS, INC. ANNOUNCES AGREEMENT TO ACQUIRE KONSYL PHARMACEUTICALS, INC.

EDISON, NJ, April 15, 2003 -- PHARMACEUTICAL FORMULATIONS, INC. ("PFI" or the "Company") announced today that it has entered into an agreement to acquire Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas for approximately $8.5 million, subject to certain purchase price adjustments at closing. The closing is expected to occur on or about May 15, 2003. The transaction will be financed by a combination of asset based and term loan financing.

Konsyl is a manufacturer and distributor of powdered, dietary natural fiber supplements, which for over 35 years have been doctor recommended. The products are manufactured at their plant in Easton, Maryland and are sold, both domestically and internationally, to pharmaceutical wholesalers, drugstore chains, mass merchandisers, grocery store chains, and grocery distributors. Products are sold under both the “Konsyl” brand name and various private labels. The “Konsyl®” brand product line and private label products are generally merchandised in pharmacy sections with other bulk forming laxatives. Konsyl also manufactures a gastrointestinal diagnostic product, “Sitzmarks”, that is sold to hospitals, colon and rectal surgeons, and radiologists. For the year ended December 31, 2002, Konsyl’s net sales were $11.2 million and net income was $945,000.

PFI believes this acquisition provides an opportunity to increase its presence in both the private label and branded pharmaceutical market, including the opportunity to introduce new products and line extensions for both “Konsyl®” and PFI’s own laxative products. Also, there is an opportunity for cost savings through consolidation of the two companies.

ICC Industries Inc. is the holder of approximately 74.5 million shares (approximately 87%) of the common stock of PFI. As a majority-owned subsidiary of ICC, PFI enjoys the resources associated with ICC’s position as a global leader in the manufacturing, marketing and trading of chemical, plastic and pharmaceutical products. Originated as a trading enterprise in 1952, ICC also has expanded its line of business to include manufacturing companies located in 23 locations throughout the United States, Europe, Israel, Russia, China and Turkey.

This press release may contain forward-looking information and should be read in conjunction with the Company’s Form 10-K and quarterly and periodic reports on Forms 10-Q and 8-K as filed with the Securities and Exchange Commission.